                                                                                                                                                  P.O. Box 2600, Mail Stop V26

                                                                                                                                                  Valley Forge, PA 19482-2600

                                                                                                                                                  610-669-7310

                                                                                                                                                  lex_smith@vanguard.com

May 10, 2013

Amy Miller, Esq.                                                                                   via electronic filing

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Vanguard Municipal Bond Funds (the “Trust”)

            Registration Statement on Form N-14

            File No. 333-187812

Dear Ms. Miller:

This letter is in response to your comments of May 6, 2013 to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on April 9, 2013, in connection with the acquisition of substantially all of the assets and assumption of the liabilities of Vanguard Florida Focused Long-Term Tax-Exempt Fund (the “Florida Fund”), a series of Vanguard Florida Tax-Free Funds, by Vanguard Long-Term Tax-Exempt Fund (the “National Fund”), a series of the Trust.  Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Registration Statement.

Comment 1:    Restructuring of the Florida Fund’s portfolio holdings in anticipation of the Reorganization

Comment:        Does the Florida Fund plan to sell any securities to align its portfolio with that of the National Fund in anticipation of the Reorganization?  If so, update the disclosure accordingly.

Response:        There is no plan or intention to sell securities of the Florida Fund for alignment purposes in anticipation of the Reorganization.  The Florida Fund will continue to operate pursuant to its investment objectives and policies, which allow up to 50% of its assets to be invested in non-Florida municipal bonds.  Nevertheless, we have added the following disclosure as the last paragraph in the sub-section entitled “Tax-Free Reorganization” in the “Information About the Reorganization” section:

Amy Miller, Esq.

May 10, 2013

The Florida Fund will continue its operations pursuant to its investment objective and policies through the Reorganization.  The Florida Fund does not expect any significant restructuring of its portfolio in anticipation of the Reorganization, if approved by its shareholders.  Any type of restructuring of the Florida Fund prior to the closing of the Reorganization may incur potential transaction costs, which will be borne by the shareholders of the Florida Fund.  We expect that the proposed Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Comment 2:    Portfolio Manager Information

Comment:        Provide more detail regarding Mathew M. Kiselak’s business experience during the past five years.

Response:        We have considered the comment and do not plan to make any changes to the description of the named portfolio managers.  We believe the level of detail provided meets the standard of Form N-1A, Item 10(a)(2).

Tandy Requirements

As required by the U.S. Securities and Exchange Commission, the Trust acknowledges that:

•         The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-7310 with any questions or comments regarding the above responses.  Thank you.

Sincerely,

/s/ Lex Smith

Lex Smith

Associate Counsel